Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001

VIA EDGAR

September 12, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C 20549-7010

RE:	Goldcorp Inc. [“the Company”]

Form 40-F for Fiscal Year Ended December 31, 2011

Filed April 2, 2012

Comment Letter Dated August 15, 2012

File No. 001-12970

Dear Ms. Jenkins:

Thank you for your subsequent comment letter dated August 15, 2012. To facilitate your review, each numbered comment in the letter is set forth below in bold type and our corresponding response appears below it in ordinary type.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3 Audited Annual Financial Statements for the years ended December 31, 2011 and 2010

Note 3. Significant Accounting Policies

(n)	Mining Interests, page 17

Measurement, page 19

Depletion, page 19

1. We note in your response to prior comment four of our letter dated July 3, 2012 that the inclusion of resources in the depletion base beginning on January 1, 2011 was a change in accounting estimate rather than a change in accounting policy, as better information became available. Please advise us of the following:

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•

Describe the process that you used to obtain information with sufficient history, accuracy and reliability as at January 1, 2011 in order to arrive at the percentage and amount of resources to include in estimated recoverable ounces.

The process used to obtain information with sufficient history, accuracy and reliability to arrive at the percentage and amount of resources to include in the estimated recoverable ounces is undertaken in conjunction with the Company’s annual resource and reserve statement update. The Company’s resources and reserves are estimated and defined in accordance with the requirements of National Instrument (“NI”) 43-101.

Mineral Resource: as defined in the Canadian Institute of Mining (“CIM”) Standards and referenced in NI 43-101, means:

“a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

Mineral Reserve: as defined in the CIM Standards and referenced in NI 43-101, means:

“the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined”

Classification and Categorization:

“a mineral deposit may be subdivided into two Classes, Mineral Resources and Mineral Reserves. Each of these Classes may be subdivided into Categories: Measured, Indicated and Inferred in the case of Mineral Resources and Proven and Probable in the case of Mineral Reserves”.

To comply with the definition for Mineral Reserves as provided by the CIM, the economic viability of mining the ore must be demonstrated. Therefore, mineral reserves take into consideration mining, metallurgy, costs, marketing, social and governmental factors otherwise known as the “modifying factors”. Mineral reserves also incorporate an allowance for dilution and mining recovery. By definition, resources are not known with the same level of confidence. However, mineral resources must have a reasonable prospect for economic extraction. In the case of open-pit operations, ultimate pit limits defined with a pre-feasibility study level assumption is sufficient to estimate tonnes and grades, while for underground mines, a conceptual mine development plan is sufficient to estimate tonnes and grades as long as the resources are accessible and evaluated along with the capital investments required to maintain production.

The following elements were considered in determining the percentage of resource to be included in estimated recoverable ounces at each mine site:

•	Life of mine production from the current “target case” model (see discussion below); and

•	Post conversion carrying value of the resources.

In addition, judgment was exercised and consideration given to other factors where relevant, such as the historical rate of conversion of resource to reserve at the mine site.

The “target case” life of mine (“LOM”) model is determined by management to reflect the most prudent short term production goals of the Company’s mines and uses the latest NI 43-101 reserve and resource data from the prior year. The LOM model is generated through the Company’s annual strategic business plan process carried out by every mine site which involves all disciplines including operations and corporate team members who assemble/review the content in the model. Therefore, the January 1, 2011 change in accounting estimate was based on information from the target LOM models generated from the

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2010 annual strategic business plan process, using the NI 43-101 resource and reserve data from the January 1, 2010 update, and which was finalized and approved by the Board in December 2010. The annual resource and reserve update is a robust and thorough process that requires a full update of the drill hole database, geology review, interpretation, 3D solids modeling, geotechnical and metallurgical review, resource estimation, classification and resource model validation. Moreover, mine designs are updated, production costs are recalculated and economic cut-off grades are applied to determine the best scenario. Reserves are compared with the previous year’s reserve statement on a site by site basis and changes are documented and explained. If necessary, material changes are incorporated and made public in an updated and fully compliant NI 43-101 Technical Report prior to the Company’s annual resource and reserve disclosure filed on SEDAR and included in the Company’s annual report. Should such material changes occur, they would be incorporated into the Company’s considerations for potential inclusion of resources in the depletion base, applied on a prospective basis.

The percentage and amount of resources included in estimated recoverable ounces was determined on a site by site basis, with a particular focus on the Company’s underground mines. Use of reserves only to calculate depletion does not reflect management’s best estimate of the target recoverable ounces, especially as it relates to underground mining of a complex ore body. Therefore the inclusion of an appropriate percentage of resources in the depletion calculation ensures production costs are realized as a mine generates production from resource ounces due to the variable resource/reserve boundaries.

In conjunction with the annual resource and reserve update, the following steps were also completed:

•

Management reviewed each of the underground mines to determine the appropriateness of their estimated recoverable ounces. With respect to the open pit operations, for well-explored, defined open pits, resources are generally not included in estimated recoverable ounces. However, specific facts/circumstances would apply in the assessment.

•

An assessment of target and historical conversion rates from resource to reserve was discussed and professional judgment was applied in the determination of the appropriate proportion of resource to be included in estimated recoverable ounces.

•

Management discussions included the mine site geologists/engineers, regional finance directors, the Corporate Technical Services team which is comprised of senior mining engineers and geologists, the Controller’s group and the Chief Operating Officer and Chief Financial Officer who collectively agreed on the following resource inclusions:

Mine	Resource pool (M gold equivalent ounces)	% for Inclusion in Estimated Recoverable Ounces	Included ounces (M gold equivalent ounces)	2011 Depletable Resource Allocation ($M)
Red Lake	7.0	38.2%	1.56	$61
Porcupine	5.0	28.9%	1.42	$ 4
Musselwhite	1.0	60.0%	0.62	$ 9
Marlin (a)	0.3	n/a	0	n/a
Los Filos (b)	7.0	19.9%	1.20	$13
Total	20.3		4.80	$87

(a) Due to the relatively low value of Marlin’s resource compared to its reserve value, management did not allocate any of Marlin’s resource to the depletion base as the impact of such change would have been immaterial.

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(b) In reviewing the facts and circumstances related to the Company’s open pit operations, it was determined that Los Filos was a recently developed mine (with its first full year of operations occurring in 2008) and the property was not sufficiently drilled to define the open pits to their full lateral and depth extents. The technical challenge in drilling Los Filos resides in the fact that the gold mineralization is related to multiple intrusions that cover a large area. It is also deemed impossible to determine its entire mine life as there is no indication the mineralization does not extend beyond the known drilled areas at this time. Subsequent successes in exploration drilling,, with a 41% increase in reserves in its 2011 annual resource and reserve update, have proven that the potential exists to add significant resources/reserves and expand the current pit. Consequently an appropriate proportion of resources have been included in its estimated recoverable ounces used to calculate depletion.

In addition, based on management judgment, and in consultation with the Corporate Technical Services team, the percentage of resources to be included in the estimated recoverable ounces at any mining property could not exceed a maximum of 60%. This limit was established by the team as their best estimate of the highest reasonable conversion factor based on their collective professional judgment and historical observations of resource conversions at operating mine sites.

•

Tell us how the information that became available to you as at January 1, 2011 was different from what was available to you in fiscal 2010 and years prior that caused it to be better. In your response, please address the specific factors that caused the information to be better and resulted in your conclusion to begin including resources in the depletion base on January 1, 2011.

The Company’s mining properties had been either acquired through a series of transactions or constructed over the prior six years. Therefore prior to completing the 2010 process there was, in management’s judgement, insufficient history, accuracy, and reliability of the data to provide the Company with the level of confidence required to make these determinations for financial reporting purposes. As noted above, the additional steps taken by management to review the appropriateness of the estimated recoverable ounces commenced in early 2010 as part of the annual strategic business plan process and was a significant undertaking, both in terms of time required to gather the necessary information and in the availability to the Company of skilled resources to undertake the review.

As a result of the review process undertaken over the course of 2010 and completed in the first quarter of 2011, four mine sites were assessed to be impacted by the change in accounting estimate. Two of the mine sites identified, specifically, Los Filos and Red Lake, were under construction and undertaking a significant expansion, respectively, both of which were not completed until the beginning of 2008. The remaining two sites, Porcupine and Musselwhite, were acquired partially in 2006, and on a 100% basis through a step acquisition which was not completed until December 2007. Prior to full acquisition of the Porcupine and Musselwhite properties, the Company’s exploration efforts were limited due to the involvement of other joint venture partners. Therefore, information related to steady state, fully controlled operations, which included gathering of additional geological data and integration into the target LOM models, occurred in 2010. The Company concluded, following this review, that it now had a sufficiently high level of confidence in the geological data and the target LOM models to include a percentage of resources in the estimate of recoverable ounces.

As set out in our response letter dated August 3, 2012, the inclusion of resources is determined on a site by site basis and the inclusion of resources at these sites provides greater accuracy to the depletion calculation when measuring the consumption of future economic benefits of the related mining assets.

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2. We note your response to prior comment four of our letter dated July 3, 2012 stating that IAS 8.35 notes that where it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in accounting estimate. IAS 8.35 also specifies that a change in the measurement basis applied is a change in accounting policy, and is not a change in an accounting estimate. Please tell us why you believe that the inclusion of resources in the depletion base, beginning on January 1, 2011, is not a change in the measurement basis. Refer to paragraph 99 of the IFRS framework.

The Company notes the definition of measurement base set out in paragraph 99 of the 1989 IFRS Framework, which defines it as … the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the balance sheet and income statement. In accordance with the IFRS Framework, the Company utilizes units of production i.e. number of gold equivalent ounces as its measurement base, which comprises of estimated units of production from reserves and resources. Therefore, the Company does not believe the inclusion of resources in the depletion base is a change in measurement basis as they have always been part of the measurement base. The Company makes reference to the guidance provided by IAS 16 – Property, plant and equipment (“IAS 16”) paragraph 57 which sets out that “The useful life of an asset is defined in terms of the asset’s expected utility to the entity.…The estimation of the useful life of the asset is a matter of judgement based on the experience of the entity with similar assets.” Due to insufficient history, accuracy, and reliability of geological data to provide the Company with the appropriate level of confidence, the units of production from resources were estimated to be zero in the measurement base until January 1, 2011. At this time, it was determined that these amounts could be more reliably estimated and a portion of resources, with a high confidence of conversion, was included. The Company makes reference to the guidance provided by paragraphs 4.40-4.41 in the 1989 IFRS Framework which sets out the concepts of probability and reliability in recognizing future economic benefits whereby “Assessments of the degree of uncertainty attaching to the flow of future economic benefits are made on the basis of the evidence available when the financial statements are prepared”, further, “the second criterion for the recognition of an item is that it possesses a cost or value that can be measured with reliability”.

The units of production are the Company’s best estimate of the useful life of the mining asset and reflect the expected pattern of consumption of future economic benefit. Inclusion of resources where the Company has a high confidence of conversion is a change in the estimated useful life of the mining asset. This basis of measurement is also consistent with how mining properties are fair valued on acquisition, and how impairment tests are performed, both of which are based on discounted future after-tax cash flows expected to be generated from a mine site and derived from estimated units of production over the life of the mine. This demonstrates that the unit of production measurement basis is consistently applied to the measurement of mining assets and their expected consumption.

3. We note in your response to comment four of our letter dated July 3, 2102 that the amount of resources included in the depletion base as at January 1, 2011 was $87 million, and that this amount was determined on a site by site basis using the latest life of mine models for each site and included considerations of certain factors. Please advise us of the following:

•

Tell us the percentage and amount of “measured,” “indicated” and “inferred” resources that were included in the depletion base as at January 1, 2011, and further explain to us how you determined these estimates. Please provide this information by resource type, mining site and in measuring units (e.g. million ounces) as appropriate.

Note that there was no distinction made between measured & indicated (“M&I”) and inferred resources based on the information from the target LOM as the probability of conversion of inferred resources to M&I resources, and similarly, the probability of conversion of M&I resources to reserves, is already captured within the LOM models which are based on a calculated total number of expected recoverable ounces.

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The amount of “measured”, “indicated” and “inferred” resources that were included in the depletion based as at January 1, 2011 are as follows:

	MINE SITE
	Porcupine	Red Lake	Musselwhite	Los Filos
Measured (moz)	0.27	0.34	0.01	0.06
Indicated (moz)	0.90	0.56	0.10	0.38
Inferred (moz)	0.24	0.67	0.51	0.76
Total depletable resources (moz)	1.42	1.56	0.62	1.20
% of total depletable and non-depletable resources (included in estimated recoverable ounces)	28.9%	38.2%	60.0%	19.9%

The percentage applied to the mine site’s resources was calculated as follows:

Step 1: Calculate the LOM total resource and reserve gold ounces (or gold equivalent ounces (“GEO”) for poly metallic mines) to be mined:

LOM total GEO mined =	LOM GEO produced (target case)
LOM average mill recovery

Step 2: Calculate the LOM Resource GEO to be mined:

LOM Resource GEO mined = LOM total GEO Mined – Reserve GEO (per 43-101)

Step 3: Calculate the Resource conversion factor:

Resource conversion factor =	LOM resource GEO mined
resource GEO (per 43-101)

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•

Expand your discussion of how you considered each of the factors listed in part (c) of prior comment four in assessing the probability that your resources will be converted to reserves. Please address all of the listed factors for each resource type and mine site, as applicable.

The percentage of resources to be included in the estimated recoverable ounces of a mining property is determined on a site by site basis using the latest LOM models for each site and includes considerations of all of the following factors:

MINE SITE
	Porcupine	Red Lake	Musselwhite	Los Filos
The Company’s history of converting resources into reserves

As noted in the response to question #1 above, in determining the percentage of resource to be included in its estimated recoverable ounces, the Company utilized information on the life of mine production from the “target case” model which incorporates management’s judgment to the probability of conversion of resources to reserves. While the Company’s history of converting resources into reserves at each mine site was taken into consideration as part of this process (i.e. continue to replace and/or grow reserves, movement of resources – both in and out- provide support for the inclusion of a portion of resource in estimated recoverable ounces), the percentage applied also reflects judgment and estimates gained through a better understanding of the ore body from additional drilling, modeling and review, consistent with the guidance set out in IAS 16, paragraph 57.

The reasons for not undertaking the additional work to convert resources into reserves

The economic and geological considerations relating to the work required to convert resources into reserves are considered as part of the Company’s annual strategic business process and incorporated into the target LOM models. Following are the considerations reflected:

	Work ongoing	Work ongoing but zones are deep with limited access because of mining activity	Work ongoing; new zones are located under a lake and drilling is limited to the winter period	Work ongoing but number of drill rigs and staff limit the drilling advance rate
The type of deposit	Archaean greenstone belt-hosted gold deposit	Archaean greenstone belt-hosted gold deposit	Banded Iron Formation (BIF) - hosted gold deposit	Intrusion-related gold–silver skarn deposits
The closeness of the scheduled start of the work to convert resources into reserves

The exploration program for the current year is derived from the considerations incorporated into the target LOM model resulting from the Company’s annual strategic business plan process and approved by the Board in the month of December of the prior year. Therefore, the exploration program for 2012 year end would be based on the 2011 strategic business plan and is currently ongoing for all sites. Results will be compiled starting October 15, 2012 and incorporated into the January 1, 2013 reserve and resource update.

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The variations in the chemical or physical characteristics of the ore body, which may significantly affect whether it is economically viable to extract and process resources	Tonnes, grade and metres of development required for underground access. Recoveries are well documented and have not changed over the years	Tonnes, grade and metres of development required for underground access. Recoveries are well documented and have not changed over the years	Tonnes, grade and metres of development required for underground access. Recoveries are well documented and have not changed over the years	Tonnes, grade and expected recovery by heap leach
The Company’s preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices)

The Company does not assess the net present value of resources separately to reserves. The life of mine production in the target LOMs includes both reserves and resources and is not readily segregated. In addition, the Company produces an optimistic LOM during its annual strategic business plan process which incorporates management’s best estimates of the resources with lower confidence of conversion and exploration potential associated with the ore bodies.

As part of the LOM model process, sensitivity analysis relating to changes in commodity prices, costs and estimated production are performed to ensure the robustness of the target LOM model. Significant changes in projected commodity prices would decrease the number of recoverable ounces from reserve and resources included in the target LOM model, upon which the depletion cost calculation is based.

The extent to which the resource is currently accessible or will require additional cost to access the resource	Readily accessible, requires more definition drilling.	Will require some underground development.	Will require some underground development.	Readily accessible, requires more definition drilling.

•

Please tell us whether there have been any significant changes in the percentage and amount of measured, indicated and inferred resources included in the depletion base subsequent to January 1, 2011 and, if so, quantify the effects of such changes in your response.

There were no significant changes in the percentage or amount of resources included in the depletion base subsequent to January 1, 2011. Depletable resources included at January 1, 2012 totaled 5.0 million gold equivalent ounces as compared to 4.8 million resources for the year commencing January 1, 2011.

4. To the extent that you include inferred resources in the depletion base, please explain to us the specific factors that you considered for each mine to determine the percentage of inferred resources that were included. Also, provide us with any specific information as to the conversion of inferred resources to measured and indicated resources, and proven and probable reserves for each mine site that was used to determine your estimates.

Please refer to our response to question 1 which sets out our approach to determining the percentage of inferred resources included in the depletion base. As previously noted, there was no distinction made between M&I and inferred resources based on the information from the target LOM as the probability of conversion of inferred resources to M&I resources, and similarly, the probability of conversion of M&I

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resources to reserves, is already captured within the LOM models which are based on a calculated total number of expected recoverable ounces. Following is specific information with respect to the conversion of inferred resources to M&I resources, and proven and probable reserves for 2010 which were included in the 2011 depletion base. 2011 comparative information has been provided for your information:

MINE SITE

Porcupine	Red Lake	Musselwhite	Los Filos

2010 – no change to inferred resources, decreased M&I resources by 20% and increased reserves by 18%, after depletion of 0.28 ounces, due primarily to conversion.

2010 – decreased inferred resources by 19% with an increase in M&I resources of 15% and a increase in reserves of 20%, after depletion of 0.73 ounces, due partially to conversion and partially to limited exploration activity at depth.

		2010 – increased inferred resources by 13% with a decrease of 30% in M&I resources and no change in reserves, after depletion of 0.33 ounces, reflecting the difficulties with drilling from the lake.	2010 – decreased inferred resources by 10%, increased M&I resources by 57% and decrease reserves by 3%, after depletion of 0.60 ounces, due to conversion.

2011 – increased inferred resources by 20%, increased M&I resources by 70% and increase reserves by 24%, after depletion of 0.28 million ounces, due partially to conversion and partially to increased level of exploration activity.

2011- decreased inferred resources by 100% with an increase in M&I resources of 15% and a decrease in reserves of 4%, after depletion of 0.65 million ounces, reflecting limited exploration activity at depth.

2011 – increased inferred resources by 8% with a decrease of 23% in M&I resources and an increase in reserves of 8%, after depletion of 0.28 million ounces, reflecting the difficulties with drilling from the lake.

2011 – increased inferred resources by 2%, decrease in M&I resources by 13% and increased reserves by 41%, after depletion of 0.63 million ounces, due to conversion and limited exploration activity on surface.

*                *                 *

We appreciate your interest in our financial reporting and trust these responses address your concerns. A copy of this response to your comment letter will be filed by the Company on EDGAR. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

GOLDCORP INC.

Lindsay Hall

Executive Vice President and Chief Financial Officer

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cc:	James Barron

Deloitte & Touche LLP

John Koenigsknecht and David Stone

Neal, Gerber, and Eisenberg LLP

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